SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 6)(1)



                          COOPERATIVE BANKSHARES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   216844 10 0
                                 --------------
                                 (CUSIP Number)

                                       N/A
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             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

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CUSIP NO. 216844 10 0                 13G                      PAGE 2 OF 5 PAGES
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1          NAMES OF REPORTING PERSONS:
           COOPERATIVE BANK FOR SAVINGS, INC., SSB EMPLOYEE STOCK OWNERSHIP PLAN AND 401(k) PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           56-0188330
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [X]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           NORTH CAROLINA

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       NUMBER OF          5      SOLE VOTING POWER                   201,393
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                 -0-
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER              201,393
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER            -0-
          WITH
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             201,393
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             [ ]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.1%
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12         TYPE OF REPORTING PERSON *
                    EP
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* SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                         PAGE 3 OF 5 PAGES
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a)         NAME OF ISSUER:
     Cooperative Bankshares, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     201 Market Street
     Wilmington, North Carolina  28401

ITEM 2(a)         NAME OF PERSON(S) FILING:
     Cooperative Bank for Savings, Inc., SSB Employee Stock Ownership Plan and 401(k) Plan Trust ("KSOP"), and First Trust Corporation, as trustee for the KSOP.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(c)         CITIZENSHIP:
     North Carolina

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $1.00 per share.

ITEM 2(e)         CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (f)  [X]     An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box.[X]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

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                                                         PAGE 4 OF 5 PAGES
                                                  ------------------------------

ITEM 4.      OWNERSHIP.
     The reporting person has the sole power to vote 201,393 shares and shares voting power with respect to -0- shares. The reporting person has the sole dispositive power with respect to 201,393 shares and shares dispositive power with respect to 0 shares.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Yes. The Retirement Committee has the power to direct the receipt of dividends on allocated shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

ITEM 10.     CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                         PAGE 5 OF 5 PAGES
                                                  ------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOPERATIVE BANK FOR SAVINGS, INC., SSB
EMPLOYEE STOCK OWNERSHIP PLAN AND 401(k)
PLAN TRUST

Trustee:
FIRST TRUST CORPORATION

/s/ Holly Sales                                               1/25/02
-----------------------------------------------------         -----------------
By: Holly Sales                                               Date


Retirement Committee:


/s/ Frederick Willetts, III                                   1/25/02
-----------------------------------------------------         -----------------
Frederick Willetts, III                                       Date


/s/ O.C. Burrell, Jr.                                         1/25/02
-----------------------------------------------------         -----------------
O.C. Burrell, Jr.                                             Date